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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Planet Technologies, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

727044 20 8

(CUSIP Number)

Scott L. Glenn
6402 Cardeno Drive
La Jolla, California 92037
(858) 824-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Scott L. Glenn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 795,944

		8.	Shared Voting Power: 886,000

		9.	Sole Dispositive Power: 795,944

		10.	Shared Dispositive Power: 886,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,681,944

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: AF Partners, LLC		I.R.S. Identification Nos. of above persons (entities only): 33-0932622

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 770,808

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 770,808

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 770,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Glenn Holdings, LP		I.R.S. Identification Nos. of above persons (entities only): 33-0932622

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 770,808

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 770,808

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 770,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: SR Technology Associates		I.R.S. Identification Nos. of above persons (entities only): 33-0526445

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 770,808

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 770,808

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 770,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer
     This Amendment No. 3 to Schedule 13D hereby amends and supplements a Schedule 13D dated November 30, 2004 as amended by Amendment No. 1 dated December 17, 2004 and Amendment No.2 dated June 2, 2005 (the “Original Statement”) filed by and on behalf of Scott L. Glenn (“Glenn”), AF Partners, LLC (“AF Partners”), Glenn Holdings, LP (“Glenn Holdings”) and SR Technology Associates (“SR”), (collectively the “Reporting Persons”).
     Except as set forth below, there are no changes to the information in the Original Statement. All terms used but not defined in this Amendment No. 3 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents incorporated herein by reference.
Item 2. Identity and Background
     There are no changes to Item 2.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Persons hereby add the following disclosure to this Item 3:
     On August 1, 2005, Windamere III, LLC (“Windamere III”), an entity under the management and control of Glenn, purchased through a private placement offering an additional 586,000 shares of Common Stock of planet Technologies at a purchase price of $2.50 per share, for an aggregate purchase price of $1,465,000. Corporate funds of Windamere III were used to purchase the shares.
     No funds used to purchase any of the shares of Common Stock reported on this Amendment No. 3 were borrowed.
Item 4. Purpose of Transaction
     There are no changes to Item 4.
Item 5. Interest in Securities of the Issuer
     The Reporting Persons hereby add the following disclosure to this Item 5:
     (a) AF Partners, SR as the manager of AF Partners and Glenn Holdings as the majority member of AF Partners, beneficially own 770,808 shares of common stock of Planet, or Twenty Two and 9/10th Percent (22.9%) of the total outstanding common stock of Planet.

     Glenn as a member of AF Partners beneficially owns 770,808 shares of common stock of Planet. In addition Glenn is the beneficial owner of 886,000 shares of common stock of Planet through his management and control of Windamere III.
     On November 30, 2004, Glenn as an individual was granted the option to acquire 100,543 shares of Planet common stock at an exercise price of $3.50 per share (“Option Grant”). Of the Option Grant, the options to acquire 25,136 shares are currently exercisable and the remaining options to purchase 75,407 shares begin vesting on November 30, 2005.
     As such, Glenn beneficially owns a total of 1,681,944 shares of common stock of Planet, or Forty Nine and 9/10th Percent (49.9%) of the total outstanding common stock of Planet.
     The foregoing percentages are calculated based on the 3,366,368 shares of Common Stock reported to be outstanding by the Issuer to the Reporting Persons.
     (b) (i) Glenn, directly and through AF Partners, Glenn Holdings and SR, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 795,944 shares of Planet common stock.
          (ii) Glenn, along with Windamere III, has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 886,000 shares of Planet common stock. Glenn has a combined direct and shared power to vote or to direct the vote or dispose or direct the disposition of 1,681,944 shares of common stock of Planet.
     (c) Other than the transactions as reported on this Schedule 13D, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof has effected any transaction in Common Shares during the preceding 60 days.
     (d) No other person is known to have the right to receive the power to direct the receipt of dividends from, or proceeds from the sale of, the 795,944 shares of Planet common stock reported in Item 5(b)(i).
     Windamere III, Split Rock Partners, LLC, St. Paul Fire and Marine Insurance Company and The St. Paul Travelers Companies, Inc. have the shared voting power and shared power to direct the receipt of dividends from, or proceeds from the sale of, the 886,000 shares of Planet common stock in Item 5(b)(ii).
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Persons hereby add the following disclosure to this Item 6:
     The additional 586,000 shares of the common stock of Planet, as reported herein, were issued pursuant to a private placement offering and Subscription Agreement between Planet and

Windamere III dated August 1, 2005, a copy of which has been filed as Exhibit 6 to this Amendment No. 3 and is incorporated herein by reference. The Reporting Persons are entitled to the rights of the holder of securities under the Registration Rights Agreement dated November 30, 2004 between Planet and Allergy Free, LLC.
Item 7. Material to be Filed as Exhibits

Exhibit 6.	Subscription Agreement between Planet and Windamere III, LLC.

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Scott L. Glenn
Date: August 2, 2005		/s/ Scott L. Glenn
By: Scott L. Glenn

AF Partners, LLC
	By:	SR Technology Associates, Manager

Date: August 2, 2005	By:	/s/ Scott L. Glenn
By: Scott L. Glenn, President

Glenn Holdings, LP
Date: August 2, 2005		/s/ Scott L. Glenn
By: Scott L. Glenn, General Partner

SR Technology Associates
Date: August 2, 2005		/s/ Scott L. Glenn
By: Scott L. Glenn, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 6
SUBSCRIPTION AGREEMENT
PLANET TECHNOLOGIES, INC.
     1.      SUBSCRIPTION. The undersigned is of legal age and hereby subscribes for and agrees to purchase the number of common shares (the “Shares”) in Planet Technologies, Inc., a California corporation (the “Issuer”), set forth below at a purchase price per share equal to $2.50 per share. The undersigned acknowledges receipt of the Private Placement Information Package (“Information Package”), and hereby acknowledges that he/she has had reasonable opportunity to examine such Information Package. Capitalized terms used herein shall have the same meaning as in such Information Package.
     2.      PROCEDURE FOR ACCEPTANCE. The undersigned understands that if his/her application is accepted, the Issuer will return to him/her a copy of the signature page of this Subscription Agreement with the acceptance form filled out below.
     3.      TERMS AND CONDITIONS. The undersigned hereby agrees to be bound by all the terms and conditions described in the Information Package.
     4.      REPRESENTATIONS AND WARRANTIES. The undersigned hereby warrants and represents to the Issuer that the following statements are true:
          (a)      The undersigned acknowledges that either: (i) No person has acted as the undersigned’s “Purchaser Representative” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933 (the “Act”), as amended, and pursuant to Section 4(2) of the Act; or (ii) (A) the undersigned has relied upon the advice of a Purchaser Representative as to the merits of an investment in the Issuer and the suitability of that investment in the Shares for the undersigned; and (B) such Purchaser Representative has heretofore confirmed to the undersigned in writing (a true and correct copy of which is furnished to you herewith) during the course of this transaction (1) any past, present or future material relationship, actual or contemplated, between the Purchaser Representative and his/her or its Affiliates and the Issuer and its respective Affiliates, and (2) any compensation received or to be received as a result thereof.
          (b)      The undersigned has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Issuer or (if applicable) the undersigned and his/her Purchaser Representative together have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment in the Issuer, and that such evaluation has been made and the decisions to invest is based upon such evaluation.
          (c)      The undersigned has received and read and is familiar with the Information Package, including the documents and exhibits annexed thereto and any amendments thereof, and if he has so requested, all documents, records and books pertaining to the proposed investment in the Issuer have been made available to him/her and (if applicable) his Purchaser Representative.
          (d)      The undersigned and (if applicable) the undersigned’s Purchaser Representative have had an opportunity to ask questions of and receive satisfactory answers from a person or persons acting on the Issuer’s behalf concerning the Issuer and the terms and conditions of an investment in the Issuer, and all such questions have been answered to the full satisfaction of the undersigned.

          (e)      The Shares for which the undersigned hereby subscribes will be acquired for the undersigned’s own account for investment and not with a view to, or for resale in connection with, any distribution of the Shares within the meaning of the Act and he does not now have any reason to anticipate any change in the undersigned’s circumstances or other particular occasion or event which would cause the undersigned to sell the undersigned’s Shares.
          (f)      The undersigned could afford the loss of the entire investment in the Issuer without undue financial hardship.
          (g)      The undersigned represents that: (i) it has been called to the undersigned’s attention, both in the Information Package and by those individuals with whom the undersigned has dealt in connection with the undersigned’s investment in the Issuer, that the undersigned’s investment in the Issuer involves a high degree of risk which may result in the loss of the total amount of the undersigned’s investment; and (ii) no assurances are to have been made regarding the likelihood of profitability of the Issuer.
          (h)      The undersigned has received no representations or warranties from the Issuer, or its Affiliates, agents or representatives other than those contained in the Information Package and, in making the undersigned’s investment decision, the undersigned is relying solely on the information contained in the Information Package and investigations made by the undersigned or (if applicable) the undersigned’s Purchaser Representative.
          (i)      The undersigned is relying solely on his own legal advisors with respect to all legal and tax issues related to his/her investment in the Issuer.
     The undersigned agrees to notify the Issuer immediately if any of the statements made herein shall become untrue.
     5.      RETURN OF FUNDS. The Issuer shall have the right to accept or reject this subscription, in whole or in part, and this subscription shall be deemed to be accepted by the Issuer only when a copy of the signature page of this Subscription Agreement is executed by the Issuer. Subscriptions need not be accepted in the order received by the Issuer. Should this subscription be rejected, or should the sale of all of the Shares not be completed, the Issuer shall promptly return, with interest, the capital contribution enclosed herewith.
     6.      RESTRICTIONS ON TRANSFER. The undersigned acknowledges that the undersigned is aware that no market may exist for resale of the Shares and that there are substantial restrictions on the transferability of the Shares. The Shares have not been registered, and the undersigned has no right to require that they be registered, under the Act or under any state securities laws, and it is unlikely that the Shares will be so registered. The undersigned agrees that the Shares may not be sold in the absence of registration unless such sale is exempt from registration under the Act and any applicable state securities laws. The undersigned also acknowledges that the undersigned shall be responsible for compliance with all conditions on transfer imposed by any Commissioner of Securities of any state and for any expenses incurred by the Issuer for legal or accounting services in connection with reviewing such proposed transfer or issuing opinions in connection therewith.
     7.      PRIVATE PLACEMENT QUESTIONNAIRE. The undersigned has attached to this Subscription Agreement the Private Placement Questionnaire (and, if applicable, the Purchaser Representative Questionnaire) which has been duly and properly completed and executed by the undersigned (and the Purchaser Representative, if applicable).

THE SHARES SUBSCRIBED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES ACT AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF ABSENT SUCH REGISTRATION UNLESS, IN THE OPINION OF COUNSEL TO THE ISSUER, SUCH REGISTRATION IS NOT REQUIRED.
     IN WITNESS WHEREOF, the undersigned has subscribed to purchase 586,000 common Shares of Planet Technologies, Inc., at $2.50 per share and has executed this Subscription Agreement as of the 1st day of August, 2005, at San Diego, California. A wire transfer for $1,465,000 has been executed.

By: /s/ Scott L. Glenn	6402 Cardeno Drive

Scott L. Glenn	Address
Its: Managing Member

La Jolla, CA 92037

City, State and Zip Code

41-1926305	(858) 456-2252

Social Security Number or Federal Tax Identification Number	Telephone No.

Name in which Shares shall be registered (please print):
WINDAMERE III, LLC
Subscription Accepted for 586,000 Shares
PlanetTechnologies, Inc.
a California corporation

By:	/s/ Scott L. Glenn
President/CEO